UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2
Virco Mfg. Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
927651109
(CUSIP Number)
March 13, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1 (b)
[X] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Douglas A. Virtue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 778,999
	6	SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 778,999
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,999
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.07%
12	TYPE OF REPORTING PERSON* IN

Item 1.
(a)     Name of Issuer: Virco Mfg. Corporation
(b)    Address of Issuer’s Principal Executive Offices:
2027 Harpers Way
Torrance, CA 90501
Item 2.

(a)    Name of Person Filing:
Douglas A. Virtue

(b)    Address of Principal Business Office or if none, Residence:
2027 Harpers Way
Torrance, CA 90501

(c)    Citizenship:
United States of America
(d)    Title of Class of Securities: Common Stock, $0.01 par value
(e)    CUSIP Number: 927651109
Item 3.        Not Applicable
Item 4.        Ownership.

(a)
Amount Beneficially Owned: 778,999 shares of common stock, which includes 10,000 shares issuable upon exercise of stock options or as restricted stock grants, and 53,057 shares held under the Company’s 401(k) Plan as of April 21, 2018.

(b)    Percent of Class: 5.07%, based on 15,357,457 shares of common stock outstanding as of April 1, 2018
(c)    Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote: 778,999 shares
(ii)    shared power to vote or to direct the vote: 0 shares
(iii)    sole power to dispose or to direct the disposition of: 778,999 shares
(iv)    shared power to dispose or to direct the disposition of: 0 shares
Item 5.        Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable
Item 8.        Identification and Classification of Members of the Group: Not Applicable
Item 9.        Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2018

Douglas A. Virtue

/s/ Douglas A. Virtue
(Signature)